UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

OTELCO INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

688823202

(CUSIP Number)

December 31, 2015

(Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 688823202

(1)	Names of reporting persons IRA SOCHET
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 240,828
(6) Shared voting power 0
(7) Sole dispositive power 240,828
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 240,828
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 7.4%
(12)	Type of reporting person (see instructions) IN

Page 2 of 5 Pages

Item 1(a).	Name of Issuer

Otelco Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

505 Third Avenue East
Oneonta, Alabama 35121

Item 2.	Name of Person Filing

Ira Sochet

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the Reporting Person’s principal business office is 121 14th Street, Belleair Beach, Florida 33786.

Item 2(c).	Citizenship

United States.

Item 2(d).	Title of Class of Securities

Class A Common Stock.

Item 2(e).	CUSIP No.

688823202.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 240,828 shares of Class A Common Stock. The shares of Class A Common Stock beneficially owned by the Reporting Person includes shares of Class A Common Stock held by Ira Sochet Trust, over which the Reporting Person has sole voting and dispositive control. In a Schedule 13D filed by the Reporting Person on March 13, 2013, the Reporting Person reported his beneficial ownership of 1,257,347 shares of the Issuer’s old Class A Common Stock, which represented 9.5% of the Issuer’s outstanding Class A Common Stock at such time. On May 6,

Page 3 of 5 Pages

2013, the U.S. Bankruptcy Court for the District of Delaware approved the Issuer’s prepackaged Chapter 11 plan of reorganization (the “Plan”). The Plan became effective on May 24, 2013, at which time all of the shares of the Issuer’s old Class A Common Stock were cancelled and the Reporting Person ceased to beneficially own any shares of the old Class A Common Stock. The Reporting Person subsequently acquired shares of Class A Common Stock and has not acquired such shares with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect and therefore is eligible to report his beneficial ownership of Class A Common Stock on Schedule 13G.

Item 4(b).	Percent of Class: 7.4%.

Item 4(c).	Number of Shares as to Which the Reporting Person has:

(i)	Sole power to vote or to direct the vote 240,828
(ii)	Shared power to vote or to direct the vote 0
(iii)	Sole power to dispose or to direct the disposition of 240,828
(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Page 4 of 5 Pages

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 2016	/s/ Ira Sochet
Ira Sochet

Page 5 of 5 Pages